CUSIP No. 500233101	13D	Page 13 of 14 pages

Exhibit 2(a)

May 4, 2010

Mr. Christopher Lacovara
Chairman and Vice President
Kohlberg Capital Corporation
295 Madison Avenue - 6th Floor
New York, NY 10017

Dear Chris:

          We are writing to follow up on the proposal we sent to Kohlberg Capital Corporation (the “Company”) on April 20, 2010. As we are sure you will recall from our conversation the week of April 12th, you had requested that we provide details about our proposed capital investment into the Company as outlined in our 13D filing dated March 26th. In our proposal, we requested that you reply no later than the close of business on Friday, April 23rd given the urgency of the Company’s financial condition. Having received no response from you, we followed up by telephone on April 26th and by email (through the Company’s web site to contact the Board of Directors) on April 27th. We only received an acknowledgment by you of receipt of our proposal as of April 29th via an email. In our response email of April 29th, we suggested to you that we have a call to discuss our proposal as soon as possible given the Company’s financial position. To date, we have not heard back from you. We believe that Cyrus has made every effort to be responsive to your request for details about our proposed capital infusion into the Company.

          As of today, the Company has not filed its required SEC reports or reported earnings for the last two fiscal quarters and, to our knowledge, continues to be in default under its credit facility. This lack of transparency as to the financial condition of the Company, the possible related questions regarding the valuation of the Company’s assets, the uncertainty of its relationship with its existing lenders and the impending threat of delisting are deeply troubling to us and, we are sure, other shareholders. In the face of these challenges, to not respond to our proposal compounds our concern.

          As we have stated previously, we believe that a resolution of the Company’s default under its credit facility must be achieved and achieved soon. There are attractive investment opportunities in the market which the Company has missed and continues to miss. Further, shareholder value is eroding, as evidenced by the fact that the Company’s peer comparables are trading above book value while the Company continues to trade well below book value. We believe, that among other changes, an infusion of new capital is key to resolving the Company’s issues with its creditors and to positioning the Company to grow assets rather than further depleting shareholder value. Cyrus has proposed such a comprehensive and detailed solution yet you have made no reasonable effort to even respond.

CUSIP No. 500233101	13D	Page 14 of 14 pages

          Please be advised that our proposal sent to you on April 20, 2010 remains open, subject to the terms and conditions stated therein. We firmly believe that time is of the essence if this Company is to successfully reposition itself to benefit from the current market opportunities. Therefore, we strongly encourage you to immediately contact us and to commence substantive discussions regarding our proposal.

Sincerely,
/s/ Eric Green
Eric Green
Managing Director